SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form	20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Table of Documents Filed

Page
1.	ORIX’s Interim Consolidated Financial Results (April 1 – September 30, 2005) filed with the Tokyo Stock Exchange on Tuesday, November 8, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 9, 2005	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2005 – September 30, 2005

November 8, 2005

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 113.19 to $1.00, the approximate exchange rate prevailing at September 30, 2005.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those factors described under “5. Business Risk” of the “Financial Results” herein.

The Company believes that it will be considered a “passive foreign investment company” for the United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2005 to September 30, 2005

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation

Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)

Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

Date Approved by Board of Directors: November 8, 2005

1. Performance Highlights for the Six Months Ended September 30, 2005 and 2004, and the Year Ended March 31, 2005 (1) Performance Highlights - Operating Results (Unaudited)

						(millions of JPY)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change
September 30, 2005	442,927	6.5%	115,702	105.5%	133,109	93.3%
September 30, 2004	415,931	15.6%	56,293	23.0%	68,860	20.2%
March 31, 2005	913,719	—	130,159	—	153,549	—

	Net Income	Year-on-Year Change	Basic Earnings Per Share	Diluted Earnings Per Share*3
September 30, 2005	83,954	96.7%	957.87	907.93
September 30, 2004	42,688	35.9%	509.74	469.19
March 31, 2005	91,496	—	1,087.82	1,002.18

1.	Equity in Net Income of Affiliates was a net gain of JPY 15,607 million for the six months ended September 30, 2005, a net gain of JPY 9,765 million for the six months ended September 30, 2004 and a net gain of JPY 20,043 million for the year ended March 31, 2005.
2.	The average number of shares was 87,646,520 for the six months ended September 30, 2005, 83,743,749 for the six months ended September 30, 2004 and 84,110,243 for the year ended March 31, 2005.
3.	Changes in Accounting Principles	Yes ( )	No ( x ) (except for adoptions of new accounting principles)

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations and Income Taxes.”
*Note 3:	The September 30, 2004 diluted earnings per share reflects retrospective application of accounting for the effect of contingently convertible instruments set forth in EITF Issue No.04-8.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
September 30, 2005	6,333,055	821,420	13.0%	9,333.32
September 30, 2004	5,724,771	619,249	10.8%	7,389.48
March 31, 2005	6,068,953	727,333	12.0%	8,322.96

1.	The number of outstanding shares was 88,009,397 as of September 30, 2005, 83,801,399 as of September 30, 2004 and 87,388,706 as of March 31, 2005.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
September 30, 2005	112,157	(182,787)	102,172	177,565
September 30, 2004	40,987	(95,526)	23,747	121,891
March 31, 2005	126,467	(408,004)	274,343	145,380

(4) Number of Consolidated Subsidiaries and Affiliates

Consolidated Subsidiaries	182
Non-consolidated Subsidiaries	0
Affiliates	81	(Of which 81 are accounted for by the equity method)

(5) Changes in Number of Consolidated Subsidiaries and Affiliates

    Additions to and deletions from consolidated subsidiaries and affiliates for the six months ended September 30, 2005

Additions: Consolidated Subsidiaries 2, Affiliates 5

Deletions: Consolidated Subsidiaries 13, Affiliates 6

2. Forecasts for the Year Ending March 31, 2006 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2006	890,000	230,000	140,000

Note :	Basic Earnings Per Share is forecasted to be JPY 1,590.74.

Group Position

The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below.

The following classification is the same as that used in the classification of information by segment.

Operations in Japan

(1) Corporate Financial Services

This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

[Main related companies]

ORIX Corporation, ORIX Alpha Corporation, Nittetsu Lease Co., Ltd.

(2) Automobile Operations

This business principally comprises automobile leasing operations and automobile rental operations.

[Main related companies]

ORIX Auto Corporation

(3) Rental Operations

This business principally comprises the rental and lease of precision measuring equipment, personal computers and other equipment to corporate customers.

[Main related companies]

ORIX Rentec Corporation

(4) Real Estate-Related Finance

This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBS).

[Main related companies]

ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(5) Real Estate

This business consists principally of condominium development, office building development and sales, office rental activities, integrated facilities management as well as the operation of such facilities as hotels, employee dormitories and training facilities and asset management of Real Estate Investment Trust (REITs).

[Main related companies]

ORIX Corporation, ORIX Real Estate Corporation, ORIX Facilities Corporation

(6) Life Insurance

This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

[Main related companies]

ORIX Life Insurance Corporation

(7) Other

The other segment encompasses securities brokerage, venture capital operations, consumer card loan operations, investment banking and new businesses.

[Main related companies]

ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd.,

ORIX COMMODITIES Corporation, ORIX Investment Corporation,

The Fuji Fire and Marine Insurance Company, Limited, DAIKYO INCORPORATED

Overseas Operations

(1) The Americas

Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, and real estate development.

[Main related companies]

ORIX USA Corporation

(2) Asia, Oceania and Europe

Principal businesses in Asia, Oceania and Europe involve direct financing leases, ship related operations, operating leases for transportation equipment, corporate lending and securities investment.

[Main related companies]

ORIX Asia Limited, ORIX Taiwan Corporation, ORIX Leasing Malaysia Berhad,

ORIX Investment and Management Private Limited, PT. ORIX Indonesia Finance, ORIX Australia Corporation Limited,

ORIX Aviation Systems Limited, Korea Life Insurance Co., Ltd., ORIX Leasing Singapore Limited,

INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED, ORIX Leasing Pakistan Limited

Group Structure

[Management Policies]

1. Management Policy

The basic policy for management at ORIX is to fulfill our social responsibilities as a corporation by continuing to optimize growth in corporate value and shareholder value through unique and inventive business activities.

2. Profit Distribution Policy

ORIX’s profit distribution policy is to foster sustainable growth of the company and shareholder value through the optimal use of retained earnings in addition to steady distributions to investors.

ORIX is attempting to distribute profits to investors, upon consideration of the results of each earnings period, through a steady dividend over the long-term, while aiming to strengthen its financial position and increase its earnings capabilities through an efficient management structure.

In order to achieve a further increase in earnings, ORIX is planning to appropriate retained earnings to business fields that are expected to achieve high earnings.

3. Vision and Policy for Lowering Investment Units

ORIX believes that it is necessary to take appropriate measures in reviewing its policy regarding the minimum investment unit for trading on the stock exchange to allow for participation by a broader range of investors.

With regard to the above policy, ORIX plans to change the number of shares that constitute one unit from 100 to 10 on December 1, 2005.

4. Target Management Index

ORIX is building its business portfolio with a focus on balancing profitability, growth and stability of the company. To achieve this, we set ROE, ROA, and the shareholders’ equity ratio as important management indexes and continue to work to make improvements in these.

5. Mid- to Long-Term Corporate Management Strategy

ORIX is working to establish the following corporate image:

•	A company that can produce an economic impact by creating new standards of value highly appraised by the market, and engaging in business activities with “pride.”

•	A company with a high ability to meet various expectations from society including shareholders, customers and employees that practices modesty and is “trusted” by related parties.

•	A company that complies with social standards, has a superior corporate culture with fair and transparent business activities, maintains a harmonious balance with society and is widely “respected” around the world.

We continuously strive to provide new and inventive services that are both multidimensional and multinational in order to accomplish the above stated corporate image.

Additionally, we are working to further enhance our risk management and corporate governance to achieve sustainable growth of our corporate value.

6. Challenges to be Addressed

ORIX is currently working on the following important challenges:

1) Bolstering the Solid and Steadily Growing Profit Base

2) Accelerating the Speed of Growth Businesses

3) Developing New Opportunities for Future Growth

4) Further Increasing the Rigor of Risk Management

1) Bolstering the Solid and Steadily Growing Profit Base

We consider three business segments in Japan—Corporate Financial Services; Rental Operations; and Life Insurance—and one overseas segment—Asia, Oceania and Europe—to constitute our stable profit base in light of their performances to date. We hope that we can further bolster this profit base by drawing on our accumulated expertise and the customer confidence we have earned to steadily augment earnings in each of these segments.

2) Accelerating the Speed of Growth Businesses

ORIX has steadily increased the sophistication of its business models through the accurate and timely response to opportunities associated with changes in macroeconomic conditions and customer needs. For example, we have already been: 1) shifting our emphasis from only lease financing to include services in the Automobile Operations segment, 2) expanding operations to include the development of condominium and office building projects in the Real Estate segment, and 3) broadening our scope of operations in the Real Estate-Related Finance segment to take advantage of relatively new opportunities such as securitization and other real-estate linked financial products. We believe these segments have many growth opportunities and we are proactively taking measures to expand these businesses.

3) Developing New Opportunities for Future Growth

Thus far, ORIX has pursued sustained growth by entering new business fields in areas where we can leverage our special strengths. The Other segment has numerous businesses that are well suited for the expansion of ORIX’s operations. Currently, the potential scope of business involving principal investments in financially troubled or bankrupt companies is steadily broadening, and this is likely to be an important new growth area for us. Rather than managing funds obtained from investors, our principal investment operations entail investing our own funds, taking steps to augment the value of the companies in which we invest within a specified period of time, and then earning profits on the sale of our investments. Having completed the restructuring of our operations in The Americas segment, we are considering it to also be a new growth segment ripe for dynamic redevelopment. We have already established a franchise in the business field related to CMBS (commercial mortgage-backed securities) and are aiming to complement our existing franchises by developing additional businesses in the United States where we hope to benefit from the experience of competing in the world’s most advanced and diverse financial market.

4) Further Increasing the Rigor of Risk Management

As we have expanded our operations, we have continually worked to strengthen our risk management systems. In evaluating credit risks associated with our mainstay lease and loan transactions in Japan, for example, we employ our own unique default probability model to quantify risks. We are thus able to use quantified risk indicators to allocate risk capital to individual business segments and then evaluate the profitability of these sectors based on their cost of capital. Consequently, we have created a highly sophisticated business portfolio management system that facilitates our strategic decision-making process. We believe our growth in the past has been supported by the sophistication and effectiveness of our risk management and portfolio management systems. Our future development can only be sustained if we strengthen these systems further.

7. Corporate Governance Policy and Current Status of Implementation Measures

1) Corporate Governance Policy

To enable the promotion of business activities in line with its basic management policy (as previously described under “1. Management Policy”), ORIX believes it is important to build corporate governance systems that are sound and fair from the perspectives of various stakeholders.

2) Strengthening Corporate Governance

Progress in Strengthening Corporate Governance

Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance framework with the aim of objectively determining whether its business activities are emphasizing the interests of its shareholders. In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members on its Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Nominating Committee and the Compensation Committee were established to operate as support units for the Board of Directors.

To ensure the more effective separation of roles and responsibilities between the decision-making and monitoring functions of the Board of Directors and the executive function of management, ORIX adopted a “Company with Committees” board model in June 2003, following the April 2003 implementation of revisions to the Commercial Code of Japan that permit this model. In line with the new board model, nominating, audit, and compensation committees were set up under the Board of Directors.

In June 2004, ORIX added another outside director to its Board, thus bringing the total number of outside directors to five. Including seven internal directors, the board then had a total of 12 members. From June 2005, the board structure consisted of five outside directors and seven internal directors, and a decision was made to change the membership composition of the nominating, audit, and compensation committees by increasing the ratio of outside directors on those committees in order to promote increased management transparency and objectivity. In September 2005, one internal director retired and presently the Board of Directors consists of five outside directors and six internal directors for a total of 11 members.

A flow chart of ORIX’s corporate governance system is shown below.

As of November 8, 2005

Board of Directors

The Board of Directors includes 11 members, of which five are outside directors. In accordance with the Commercial Code, the Board of Directors makes important business decisions for ORIX, supervises the operational execution activities of directors and executive officers, and receives operational progress reports from executive officers.

Nominating Committee

The Nominating Committee has four members of which three are outside directors and one is an internal director. As stipulated in the Commercial Code, the Nominating Committee is authorized to nominate director candidates for approval at the annual general meeting of shareholders as well as to participate in the selection of executive officers.

Audit Committee

The Audit Committee has three members, all of which are outside directors. The Audit Committee receives quarterly performance reports from the executive officer responsible for the Accounting Department, reports from the independent public accountant concerning audits, and business summary reports from the COO.

It also receives internal audit report results and other reports related to internal control systems from the executive officer responsible for the Internal Audit Department and reports from executive officers on the units for which they are responsible. These reports are used to evaluate the execution of the operational duties of executive officers and the functioning of internal control systems. The Audit Committee Secretariat supports the execution of the duties of the Audit Committee. The Audit Committee Secretariat, which receives instructions and requests from the Audit Committee, makes reports to the Audit Committee based upon instructions and requests that it makes to the Internal Audit Department upon conducting audits. The Audit Committee undertakes monitoring activities using these reports with the objective of further improving and strengthening internal control systems.

Compensation Committee

The Compensation Committee has four members, all of which are outside directors. As stipulated in the Commercial Code, the Compensation Committee is authorized to determine policies regarding the compensation of directors and executive officers as well as the monetary remuneration of each individual director and executive officer.

Disclosure Committee

ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors. The Disclosure Committee, which plays a key role in our disclosure control, consists of executive officers who are in charge of departments such as corporate communications, accounting, treasury and internal control. Upon receiving material information from each department, the committee discusses, as needed, necessary actions to be taken to evaluate whether or not any timely disclosure is needed and to ensure appropriate and timely disclosure of such information.

Strengthening Compliance

ORIX believes that compliance is a crucial foundation for sound corporate governance and it proactively implements rigorous compliance programs. In April 1989, when we changed our name from Orient Leasing Co., Ltd., to ORIX Corporation, we introduced an ORIX Group Corporate Identity program that specified Group Ideals, Group Management Goals, and Group Action Principles. This is the conceptual root of our compliance programs.

As we neared the 21st century, we articulated three concepts in April 1998 that would characterize our identity and operations in the new century—pride, trust, and respect—thereby extending the conceptual scope of the ideals, management goals, and action principles of the corporate identity program. To foster pride, trust, and respect throughout our operations, we drafted our Corporate Action Principles and Employee Action Principles.

These concepts and principles together form the basis of EC21, which is a program designed to ensure that ORIX strives to be an “Excellent Company” in the 21st century. EC21 is the base of ORIX’s compliance system. To effectively instill the ideals articulated in EC21 throughout its operations, ORIX established units specializing in compliance promotion and, in February 2002, prepared a compliance manual. This manual includes action guidelines that explain the spirit of EC21 in concrete and specific terms. At the same time, ORIX organized training and other programs to promote greater awareness of, and more attention to, compliance among all the ORIX Group’s employees.

In fiscal 2003, ORIX began a Compliance Program containing specific compliance performance measures that continue to be drafted and implemented by officers and employees throughout the Group each year. To quickly discover compliance violations and prevent scandals before they occur, we have established a “Compliance Help Line,” to which individuals can call anonymously, and prepared a manual entitled Rules Related to the Compliance Help Line to help ensure the service is effective.

3) Risk Management System

We consider management of a variety of risks essential to conducting our businesses and to increasing our corporate value. Accordingly, through the development of a credible information network we have designed our risk management system in a manner that permits us to identify, measure, analyze and evaluate our risks, and to set appropriate policies and limits to manage and mitigate such risks. We attempt to control these risks by utilizing a risk management system that manages both overall risk as well as specific risks associated with individual transactions, businesses and overseas geographical regions.

New Components of Risk Management

As part of our efforts to improve profitability, in recent years we have developed new business lines, such as real estate-related businesses and investment banking-related businesses, in addition to our traditional businesses, such as leasing and lending, which are in essence the provision of debt finance. In order to more effectively allocate management resources in light of our diversified business models and the consequent changes in our risk profiles, we are incorporating new components into our risk management system, focusing in particular on the strengthening of risk monitoring.

Risk is monitored for each business and for each type of risk. Our monitoring includes details of where capital is used, comparisons of performance with basic guidelines, analysis of changes over time and deviation from initial plans, and evaluation of profitability with respect to risk capital. Based on individual risks, the monitoring also includes progress reports on particular projects and investments, including the status of exit strategies, comprehensive comparative analyses of projections and actual performance, and analyses of changes over time in important targets. The results of our monitoring are reported to top management on a quarterly basis and are part of the fundamental data used to make strategic decisions and allocate capital to various businesses.

In order to measure risk, different methods have been adopted in accordance with the characteristics of the assets and operations associated with each business. We make changes in the methods used to measure risk as a result of changes in business models or the business environment.

Systems and Functions Supporting Risk Assessment

The systems and functions supporting ORIX’s risk assessment are shown below.

ORIX’s business activities involve various risk factors, and the principal risks vary for each business line. Our risk management system comprises four principal levels.

The first level consists of the sales and marketing departments. Our sales and marketing staff are responsible for a range of risk management functions, including implementing an initial credit analysis and evaluation with respect to potential transactions, and monitoring risks and managing and collecting problem assets with respect to originated transactions.

At the second level, we have four specialized groups responsible for risk management, consisting principally of the Risk Management Headquarters, which is responsible for evaluating and monitoring transactions proposed by our sales and marketing departments and for monitoring operating assets and quantifying risk, the Treasury Department, which is in charge of risk related to procurement of funds, the Legal Department, which is in charge of legal risk, and the Compliance Department, which promotes compliance.

The third level of our risk management system is our Investment and Credit Committee, or ICC, which comprises top management, including the CEO, COO, CFO and the executive officer in charge of investment and credit. The ICC meets on average three times a month primarily to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

Our monthly strategy meetings add a fourth level to our risk management system. These meetings perform a particularly important role in the monitoring and control of the various businesses in which we are involved. Separate meetings are held by top management with the executives in charge of individual departments or business units to discuss matters such as the state of achievement of targets and changes in the business environment. Matters considered vitally important to our operations are decided on by the ICC and reported to the board of directors as appropriate.

Financial Results

1. Six Months Ended September 30, 2005

Economic Environment

The world economy has generally continued to recover over the last six-month period. The U.S. economy showed signs of expansion despite concerns regarding employment and deterioration of consumer confidence due to the effects of hurricanes and the resulting higher energy costs. The European economy was able to maintain mild growth on the back of a recovery in exports despite the lag in improvement in employment. The Asian economy achieved mild growth overall. While the Chinese economy continued to achieve high growth and the Korean and Taiwanese economies recovered, the ASEAN economy experienced a slowdown as a result of the prevailing high crude oil prices.

On the other hand, the Japanese economy continued to recover in the first half of this fiscal year due to the steady growth in consumer spending and capital expenditures and improvements in corporate earnings and employment. Considering the present state of the Japanese economy, an end to deflation is expected.

Financial Highlights

Income before Income Taxes*	133,109 million yen (Up 93% year on year)
Net Income	83,954 million yen (Up 97% year on year)
Earnings Per Share (Basic)	957.87 yen (Up 88% year on year)
Earnings Per Share (Diluted)	907.93 yen (Up 94% year on year)
Shareholders’ Equity Per Share	9,333.32 yen (Up 12% on March 31, 2005)
ROE (Annualized)	21.7% (September 30, 2004: 14.4%)
ROA (Annualized)	2.71% (September 30, 2004: 1.50%)

*	“Income before income taxes” refers to “income before discontinued operations and income taxes.”

Revenues: 442,927 million yen (Up 6% year on year)

Revenues increased 6% to 442,927 million yen in the first half of this fiscal year compared with the same period of the previous fiscal year. Although “real estate sales” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” “gains on sales of real estate under operating leases” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Furthermore, “transportation revenues,” which were recorded in the previous fiscal year, are recorded as “equity in net income of affiliates” during this fiscal year as shown in the (Note) on Page 10.

Revenues from “direct financing leases” increased 10% to 61,035 million yen compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were up 10% year on year. The automobile leasing operations performed steadily. In addition, revenues from direct financing leases were also up due to the operations of ORIX Kitakanto Corporation, which entered the ORIX Group during the previous fiscal year, and contributed to the increase in revenues from the beginning of this fiscal year and due to the contribution from the securitization of direct financing leases. Overseas, revenues were up 7% year on year. Although there were lower revenues as a result of a reduction of operating assets associated with the leasing operations in The Americas segment compared to the same period of the previous fiscal year, the expansion of the leasing operations in the Asia, Oceania and Europe segment resulted in the higher revenues.

Revenues from “operating leases” increased 13% to 99,778 million yen compared to the same period of the previous fiscal year. In Japan, although revenues from the precision measuring and other equipment rental operations were down year on year, there was an increase in real estate and automobile operating leases that contributed to a 9% increase year on year. Overseas, revenues were up 26% year on year due mainly to the expansion centering on automobile and other operating leases.

Revenues from “interest on loans and investment securities” increased 17% to 77,198 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 16% year on year. Although the balance of card loans was down year on year, an increase in loans to corporate customers, including non-recourse loans, and an expansion of the loan servicing operations contributed to the higher earnings. Overseas, revenues were up 21% year on year, with increases in both The Americas segment and Asia, Oceania and Europe segment.

Revenues from “brokerage commissions and net gains on investment securities” increased 56% to 20,416 million yen compared to the same period of the previous fiscal year. Brokerage commissions were up 49% year on year due to an increase in the level of trading volume on the stock market in Japan. Net gains on investment securities were up 57% year on year due to the sale of securities mainly associated with our venture capital operations and corporate rehabilitation fund investments in Japan and securities investments in The Americas segment.

“Life insurance premiums and related investment income” were up 3% year on year to 68,470 million yen. Life insurance premiums were flat year on year, while life insurance related investment income improved year on year.

“Real estate sales” decreased 25% year on year to 31,376 million yen. Although revenues associated with the sales of condominiums to buyers were flat compared to the same period of the previous fiscal year, there was no sale of office buildings and other real estate developments in the first half of this fiscal year that was recorded in the same period of the previous fiscal year. Furthermore, residential condominiums developed through certain joint ventures were accounted for by the equity method, and are included as a net of revenues and selling costs in “equity in net income of affiliates.” The revenues from the aforementioned joint ventures were 1,108 million yen.

“Gains on sales of real estate under operating leases” were up more than seven-fold year on year to 9,445 million yen due to the higher revenues associated with the sales of rental purpose office buildings and other real estate.

“Other operating revenues” increased 32% to 75,209 million yen due to the contribution from companies in which we invested as part of our corporate rehabilitation business in the previous fiscal year that were included from the beginning of this fiscal year and an increase in revenues associated with our integrated facilities management and related service operations.

(Note)

“Transportation revenues” and “costs of transportation revenues” associated with the operations of Footwork Express Co., Ltd. in which we invested as part of our corporate rehabilitation business, were included in the same period of the previous fiscal year based on a three-month lag basis as permitted under U.S. GAAP. However, ORIX’s share in Footwork Express Co., Ltd. was reduced in December 2004 due to an increase in capital whereby the substantive participating right of a minority shareholder was increased. As a result, ORIX no longer has a controlling financial interest in the company and accounted for this company as an equity method affiliate at the end of the fiscal year ended March 31, 2005. ORIX has started recording its proportionate share of net income or loss of the company by the equity method from the fiscal year ending March 31, 2006 instead of recording “transportation revenues” and “costs of transportation revenues.”

Expenses: 327,225 million yen (Down 9% year on year)

Expenses were down 9% to 327,225 million yen compared with the same period of the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” and “selling, general and administrative expenses” increased, “life insurance costs,” “costs of real estate sales,” “provision for doubtful receivables and probable loan losses,” “write-downs of long-lived assets,” and “write-downs of securities” were down year on year. For details on “costs of transportation revenues,” please see the (Note) shown above.

“Interest expense” was up 10% year on year to 30,573 million yen due to the higher average debt levels in Japan and higher interest rates overseas despite the lower average debt levels.

“Costs of operating leases” were up 9% year on year to 66,815 million yen accompanying the increase in revenues from “operating leases.”

“Life insurance costs” decreased 3% year on year to 58,239 million yen due mainly to lower insurance payments.

“Costs of real estate sales” were down 29% year on year to 27,765 million yen accompanying the decrease in “real estate sales.” Furthermore, 3,042 million yen in selling costs associated with residential condominiums developed through certain joint ventures were accounted for by the equity method.

“Other operating expenses” were up 42% year on year to 44,817 million yen accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 2% year on year to 89,509 million yen. Although there were no expenses associated with Footwork Express Co., Ltd., which became an equity method affiliate (refer to the (Note) on Page 10 for details), an increase in costs, which were included from the beginning of this fiscal year, associated with an increase in consolidated companies in the previous fiscal year, led to the higher expenses.

Despite an increase in operating assets, “provision for doubtful receivables and probable loan losses” was down 59% year on year to 6,877 million yen due to a lower level of non-performing assets.

“Write-downs of long-lived assets” were down year on year to 521 million yen.

“Write-downs of securities” were down 3% year on year to 2,668 million yen as we recorded write-downs associated mainly with equity investments made by our venture capital operations in Japan.

Net Income: 83,954 million yen (Up 97% year on year)

“Operating income” was up 106% year on year to 115,702 million yen.

“Equity in net income of affiliates” was up 60% to 15,607 million yen compared to the same period of the previous fiscal year due mainly to the contribution from overseas equity method affiliates. Included in “equity in net income of affiliates” are earnings on investments in operating companies accounted for by the equity method and earnings on investments in residential condominiums developed through certain joint ventures, which are also accounted for by the equity method. The “equity in net income of affiliates” associated with residential condominium joint ventures was a loss of 1,934 million yen, which is primarily attributable to the upfront recognition of advertising expenses, associated with some large-scale condominium development projects, preceding the revenue recognition of completed sales upon title transfer to buyers.

“Gains on sales of subsidiaries and affiliates and liquidation loss” were down 36% year on year to 1,800 million yen.

“Income before discontinued operations and income taxes” increased 93% year on year to 133,109 million yen.

“Discontinued operations, net of applicable tax effect” were up 38% year on year to 5,462 million yen.

As a result, “net income” increased 97% year on year to 83,954 million yen.

Operating Assets: 5,262,765 million yen (Up 3% on March 31, 2005)

Operating assets were up 3% on March 31, 2005 to 5,262,765 million yen. Although “investment in operating leases” was down on March 31, 2005 due to the sale of some rental purpose office buildings and a reclassification of some office buildings to “office facilities” upon a change in their use, “investment in direct financing leases,” “installment loans,” “investment in securities” and “other operating assets” were up.

Segment Information (“Profits” refer to income before income taxes)

Segment profits were up year on year for all nine segments.

The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year (Please refer to the Note on page 24 of the Segment Information).

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 17% year on year to 47,662 million yen due to the expansion of loans to corporate customers, a similar level of contribution from direct financing leases compared to the same period of the previous fiscal year, and due to the recognition of gains from securitization.

Segment profits increased 38% to 23,824 million yen compared to 17,273 million yen in the same period of the previous fiscal year due to the increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses” as a result of a reduction in the level of non-performing assets.

Segment assets increased 6% on March 31, 2005 to 1,602,587 million yen due to an increase in loans to corporate customers despite the lower level of direct financing leases as a result of securitization.

Automobile Operations Segment:

Segment revenues increased 11% year on year to 48,911 million yen. Although the automobile rental operations were slightly lower compared to the same period of the previous fiscal year, the automobile leasing operations expanded.

Segment profits increased 23% to 13,425 million yen in line with the increase in segment revenues compared to 10,916 million yen in the same period of the previous fiscal year.

Segment assets increased 8% on March 31, 2005 to 489,313 million yen due to the expansion of the automobile leasing operations.

Rental Operations Segment:

Segment revenues were down 4% year on year to 33,638 million yen as the precision measuring and other equipment rental operations had fewer orders from electronics and communications equipment manufacturers despite an increase in revenues from transactions being accounted for as direct financing leases.

Segment profits increased 5% to 5,292 million yen compared to 5,044 million yen in the same period of the previous fiscal year. Although segment revenues were lower, the recognition of gains on investment securities contributed to the higher profits.

Segment assets were down 1% on March 31, 2005 to 116,982 million yen.

Real Estate-Related Finance Segment:

Segment revenues increased 31% year on year to 34,865 million yen due to the expansion of revenues associated with corporate loans, including non-recourse loans, the loan servicing operations, and gains on investment securities.

Segment profits increased 99% to 20,318 million yen compared to 10,216 million yen in the same period of the previous fiscal year due to the increase in segment revenues and reduction in non-performing assets, which resulted in a lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 1% on March 31, 2005 to 961,049 million yen due mainly to the increase in corporate loans.

Real Estate Segment:

Segment revenues increased 15% year on year to 98,018 million yen. Lower “real estate sales” were recorded as there were no revenues associated with the sale of real estate developments, such as office buildings, in the first half of this fiscal year that were recorded in the same period of the previous fiscal year, while revenues associated with the sales of residential condominiums were flat year on year. On the other hand, gains associated with sales of real estate under operating leases increased and revenues associated with our integrated facilities management and related service operations also expanded.

Segment profits increased 64% to 20,562 million yen compared to 12,505 million yen in the same period of the previous fiscal year due to the increase in gains associated with the sales of real estate under operating leases.

Segment assets increased 4% on March 31, 2005 to 520,730 million yen due to the purchase of some rental purpose real estate despite the reclassification of some assets to “office facilities” upon a change in their use.

Life Insurance Segment:

Segment revenues were up 3% year on year to 68,178 million yen. Although life insurance premiums were flat year on year, life insurance related investment income improved year on year.

Segment profits increased 94% year on year to 7,753 million yen compared to 3,992 million yen in the same period of the previous fiscal year due to the increase in segment revenues and lower insurance payments.

Segment assets were down 8% on March 31, 2005 to 521,022 million yen due to a reclassification of some assets as a result of a change in their use to “office facilities” and a decrease in the investment portfolio associated with the maturity of some endowment insurance policies.

Other Segment:

Segment revenues decreased 26% year on year to 49,919 million yen. Although there were contributions to revenues from companies that we invested in the previous fiscal year, as part of our corporate rehabilitation business, from the beginning of this fiscal year, and from the securities operations and gains on investment securities, the change in the accounting treatment of “transportation revenues” to “equity in net income of affiliates,” as previously described on the (Note) on page 10, led to the lower revenues.

Segment profits increased 38% to 16,259 million yen compared to 11,800 million yen in the same period of the previous fiscal year due to the aforementioned contributing factors to segment revenues and the lower “provision for doubtful receivables and probable loan losses” associated with the card loan operations.

Segment assets were up 6% on March 31, 2005 to 519,727 million yen.

Overseas Operations

The Americas Segment:

Segment revenues were up 10% year on year to 26,493 million yen. Although there was a decrease in revenues associated with direct financing leases and operating leases due to the lower average balances compared to the same period of the previous fiscal year, revenues from interest on loans to corporate customers and sales on real estate increased year on year.

Segment profits were up approximately three-fold to 14,070 million yen compared to 4,725 million yen in the same period of the previous fiscal year due to the increase in segment revenues and improvement in “equity in net income of affiliates.”

Segment assets were down 1% on March 31, 2005 to 398,936 million yen. Although there was an increase in operating asset, excluding “investment in operating leases,” such as an increase in direct financing leases on March 31, 2005 and the effect of a depreciation of the yen against the dollar, segment assets were down due to the withdrawal from an investment in an affiliate accompanying its termination.

Asia, Oceania and Europe Segment:

Segment revenues were up 26% year on year to 43,834 million yen as corporate lending and automobile leasing of a number of companies in the region performed steadily, while revenues from the ship-related operations also increased.

Segment profits increased 81% to 19,747 million yen compared to 10,933 million yen in the same period of the previous fiscal year due to an increase in segment revenues, the steady performance of “equity in net income of affiliates,” and the contribution from the gain on the sale of an affiliate.

Segment assets were up 6% on March 31, 2005 to 527,255 million yen due mainly to the increase in “investment in direct financing leases” and the depreciation of the yen against the dollar.

2. Summary of Cash Flows (Six Months Ended September 30, 2005)

Cash and cash equivalents increased by 32,185 million yen to 177,565 million yen compared to March 31, 2005.

“Cash flows from operating activities” provided 112,157 million yen in the first half of this fiscal year and provided 40,987 million yen in the same period of the previous fiscal year due primarily to inflows associated with the increase in net income, “increase in deposits from lessees” and increase in inflows associated with the collection of accounts receivable related to real estate sales.

“Cash flows from investing activities” used 182,787 million yen in the first half of this fiscal year, compared to 95,526 million yen in the same period of the previous fiscal year. Although inflows associated with “net proceeds from securitization of lease receivables, loan receivables and securities” were higher compared to the same period of the previous fiscal year, there was an increase in outflows associated with the increase in “installment loans made to customers” mainly as a result of the expansion of loans to corporate customers, including non-recourse loans.

“Cash flows from financing activities” provided 102,172 million yen in the first half of this fiscal year, compared to 23,747 million yen in the same period of the previous fiscal year, due to the increase in debt accompanying the increase in operating assets.

3. Summary of Second Quarter (Three Months Ended September 30, 2005)

In the second quarter revenues increased 16,764 million yen year on year. Revenues from “direct financing leases” were up compared to the second quarter of the previous fiscal year due to the increase in the average balance of direct financing leases and the contribution from gains on securitization. Revenues from “operating leases” and “interest on loans and investment securities” were up in line with the increase in operating assets. “Brokerage commissions and net gains on investment securities” were up due mainly to the increase in brokerage commissions and revenues from corporate rehabilitation fund investments. “Life insurance premiums and related investment income” were up compared to the same period of the previous fiscal year as the life insurance related investment income increased despite the slightly lower life insurance premiums. “Real estate sales” decreased year on year due to the reduction in the number of condominiums sold to buyers. “Gains on sales of real estate under operating leases,” associated with office buildings that are not accounted for under discontinued operations increased. “Other operating revenues” were up year on year due mainly to the contribution to revenues associated with companies in which we invested as part of our corporate rehabilitation business mainly from the third quarter of the previous fiscal year.

On the other hand, expenses were down 24,041 million yen compared to the second quarter of the previous fiscal year. “Interest expense” increased year on year as a result of the increase in the average balance of operating assets. “Costs of operating leases” were up year on year in line with the increase in revenues from operating leases. “Life insurance costs” were down compared with the same period of the previous fiscal year due to the lower insurance payments. “Costs of real estate sales” decreased in line with the lower “real estate sales.” “Other operating expenses” increased in line with the increase in associated revenues in the second quarter of this fiscal year. “Selling, general and administrative expenses” were down year on year despite the recording of costs associated with the increase in the number of consolidated companies from the third quarter of the previous fiscal year, as Footwork Express Co., Ltd. (please refer to the (Note) on Page 10 for details) went from being accounted for as a consolidated company to an equity method affiliate and due to lower advertising costs. The “provision for doubtful receivables and probable loan losses” was down compared to the second quarter of the previous fiscal year due to a lower level of non-performing assets. “Write-downs of long-lived assets” and “write-downs of securities” were also down year on year.

This resulted in an increase in “operating income” by 40,805 million yen to 66,085 million yen compared with the second quarter of the previous fiscal year.

“Equity in net income of affiliates” was up year on year due mainly to the contribution of overseas equity method affiliates and “gains on sales of subsidiaries and affiliates and liquidation loss” were recorded. “Income before discontinued operations and income taxes” increased by 42,516 million yen compared to the second quarter of the previous fiscal year to 74,770 million yen.

“Discontinued operations, net of applicable tax effect” added 2,084 million yen and “net income” in the second quarter of this fiscal year rose by 27,004 million yen to 46,165 million yen compared with a “net income” of 19,161 million yen in the second quarter of the previous fiscal year.

4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2006

For the fiscal year ending March 31, 2006 we have revised our original forecast as follows. “Revenues” 890,000 million yen (down 3% compared with the fiscal year ended March 31, 2005), “income before income taxes” of 230,000 million yen (up 50%), and “net income” of 140,000 million yen (up 53%).

	Millions of Yen

	Total Revenues	Income before Income Taxes*	Net Income
Previous Forecast (A)	880,000	162,000	96,000
New Forecast (B)	890,000	230,000	140,000
Change (B-A)	10,000	68,000	44,000
Change (%)	1.1	42.0	45.8
(Reference) Fiscal 2005 Results	913,719	153,549	91,496
* Income before income taxes” refers to “income before discontinued operations and income taxes.”

5. Business Risk

Our business, operating results and financial condition may be materially adversely affected by any of the factors discussed below or other factors. The risk factors listed below are taken from the Annual Financial Report (Yukashoken houkokusho) for the fiscal year ended March 31, 2005 that was submitted in Japan in June 2005.

•	Our business may continue to be adversely affected by economic conditions in Japan

•	Deflation, deterioration in market demand for real estate, natural disasters or environmental hazards may adversely affect the value of our long-lived assets or collateral of our loans

•	Our credit losses on loans to Japanese real estate-related companies and construction companies may exceed our allowances for these loans

•	Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

•	We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

•	Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades

•	Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States

•	Adverse developments affecting other Asian economies may adversely affect our business

•	We may suffer losses on our investment portfolio and derivative instruments

•	We may suffer losses if we are unable to remarket leased equipment returned to us

•	Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient

•	Our credit-related costs might increase

•	Poor performance or failure of affiliates accounted for using the equity method, which include investments in companies as part of our corporate rehabilitation business, or consolidated companies in which we have invested as part of our corporate rehabilitation business, will have an adverse affect on our results of operations and financial condition

•	Our business may be adversely affected by adverse conditions in the airline industry

•	Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation

•	We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets, including as part of our corporate rehabilitation business

•	We may not be able to hire or retain human resources to achieve our strategic goals

•	Our results of operations and financial condition may be materially adversely affected by unpredictable events

•	A failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

•	Changes in law and regulations may materially affect our business, results of operations and financial condition

•	Changes in tax laws or accounting rules may affect our sales of structured financial products

•	Litigation and regulatory investigations may adversely affect our financial results

•	Our life insurance subsidiary is subject to risks that are specific to its business

•	A downgrade of our credit ratings could have a negative effect on our derivative transactions

•	We may not be able to manage our risks successfully through derivatives

•	Our real estate investments may be uninsured or under-insured for certain losses

•	Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares

•	The departure of top management could adversely affect us

•	Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

•	Holding a professional baseball team entails reputation risks

•	There is a risk that our risk management will not be effective

Details on risks related to our business are disclosed in our Annual Financial Report (Yukashoken houkokusho) each year.

Consolidated Financial Highlights

(For the Six Months Ended September 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, except for per share data)

	September 30, 2005	Change from March 31, 2005	Year -on- year Change	September 30, 2004	Year -on- year Change	March 31, 2005	Year -on- year Change
Operating Assets

Investment in Direct Financing Leases	1,462,354	101%	100%	1,465,856	95%	1,451,574	100%
Installment Loans	2,491,927	104%	111%	2,254,387	101%	2,386,597	107%
Investment in Operating Leases	591,056	95%	110%	536,489	110%	619,005	115%
Investment in Securities	618,688	105%	105%	591,714	100%	589,271	107%
Other Operating Assets	98,740	119%	135%	72,932	101%	82,651	115%

Total	5,262,765	103%	107%	4,921,378	100%	5,129,098	106%

Operating Results

Total Revenues	442,927	—	106%	415,931	116%	913,719	121%
Income before Discontinued Operations and Income Taxes	133,109	—	193%	68,860	120%	153,549	148%

Net Income	83,954	—	197%	42,688	136%	91,496	169%
Earnings Per Share
Net Income
Basic	957.87	—	188%	509.74	136%	1,087.82	169%
Diluted	907.93	—	194%	469.19	134%	1,002.18	167%
Shareholders’ Equity Per Share	9,333.32	112%	126%	7,389.48	114%	8,322.96	123%

Financial Position

Shareholders’ Equity	821,420	113%	133%	619,249	114%	727,333	129%
Number of Outstanding Shares (’000)	88,009	101%	105%	83,801	100%	87,389	104%
Long-and Short-Term Debt and Deposits	4,269,728	103%	109%	3,912,797	98%	4,146,322	107%
Total Assets	6,333,055	104%	111%	5,724,771	101%	6,068,953	108%
Shareholders’ Equity Ratio	13.0%	—	—	10.8%	—	12.0%	—
Return on Equity (annualized)	21.7%	—	—	14.4%	—	14.2%	—
Return on Assets (annualized)	2.71%	—	—	1.50%	—	1.56%	—

New Business Volumes

Direct Financing Leases
New Receivables Added	415,435	—	104%	398,951	100%	863,137	108%
New Equipment Acquisitions	368,961	—	104%	355,848	100%	767,672	108%
Installment Loans	783,614	—	111%	704,040	133%	1,545,517	137%
Operating Leases	111,911	—	117%	95,814	129%	248,327	131%
Investment in Securities	111,710	—	106%	105,578	152%	244,600	200%
Other Operating Transactions	55,565	—	100%	55,783	72%	129,604	70%

Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)

	Six Months ended September 30, 2005	Year -on- year Change (%)	Six Months ended September 30, 2004	Year -on- year Change (%)	Year ended March 31, 2005	Year -on- year Change (%)	U.S. dollars September 30, 2005
Total Revenues :	442,927	106	415,931	116	913,719	121	3,913

Direct Financing Leases	61,035	110	55,661	98	113,514	101	539
Operating Leases	99,778	113	88,118	112	178,977	109	882
Interest on Loans and Investment Securities	77,198	117	65,852	111	136,035	117	682
Brokerage Commissions and Net Gains on Investment Securities	20,416	156	13,087	173	33,906	130	180
Life Insurance Premiums and Related Investment Income	68,470	103	66,341	102	137,004	102	605
Real Estate Sales	31,376	75	41,899	99	123,162	126	277
Gains on Sales of Real Estate under Operating Leases	9,445	737	1,281	16	1,554	17	83
Transportation Revenues	—	—	26,927	—	55,339	—	—
Other Operating Revenues	75,209	132	56,765	136	134,228	144	665

Total Expenses :	327,225	91	359,638	114	783,560	117	2,891

Interest Expense	30,573	110	27,812	89	56,126	94	270
Costs of Operating Leases	66,815	109	61,261	104	123,067	103	590
Life Insurance Costs	58,239	97	59,919	103	122,896	103	515
Costs of Real Estate Sales	27,765	71	39,262	104	113,830	128	245
Costs of Transportation Revenues	—	—	23,399	—	46,594	—	—
Other Operating Expenses	44,817	142	31,594	145	82,449	158	396
Selling, General and Administrative Expenses	89,509	102	87,417	113	181,522	113	790
Provision for Doubtful Receivables and Probable Loan Losses	6,877	41	16,687	74	39,650	83	61
Write-downs of Long-Lived Assets	521	6	9,165	218	11,713	95	5
Write-downs of Securities	2,668	97	2,763	134	4,930	94	24
Foreign Currency Transaction Loss (Gain), Net	(559)	—	359	76	783	50	(5)

Operating Income	115,702	206	56,293	123	130,159	150	1,022

Equity in Net Income of Affiliates	15,607	160	9,765	82	20,043	112	138
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	1,800	64	2,802	—	3,347	—	16

Income before Discontinued Operations and Income Taxes	133,109	193	68,860	120	153,549	148	1,176

Provision for Income Taxes	54,617	181	30,127	116	68,490	134	483

Income from Continuing Operations	78,492	203	38,733	124	85,059	161	693

Discontinued Operations:
Income from Discontinued Operations, Net	9,185		6,687		10,835		81
Provision for Income Taxes	(3,723)		(2,732)		(4,398)		(32)

Discontinued Operations, Net of Applicable Tax Effect	5,462	138	3,955	—	6,437	885	49

Net Income	83,954	197	42,688	136	91,496	169	742

Note:	1. Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2. In the previous fiscal year, “Transportation Revenues” and “Costs of Transportation Revenues” were disclosed separately. However, as the logistics subsidiary became an affiliate, the proportionate share of the net income (loss) was recorded in “Equity in Net Income of Affiliates” by the equity method.

Condensed Consolidated Statements of Income

(For the Three Months Ended September 30, 2005 and 2004)

(Unaudited)

	(millions of JPY, millions of US$)

	Three Months ended September 30, 2005	Year -on- year Change (%)	Three Months ended September 30, 2004	Year -on- year Change (%)	U.S. dollars September 30, 2005
Total Revenues :	230,603	108	213,839	117	2,037

Direct Financing Leases	32,313	114	28,262	100	285
Operating Leases	51,968	121	42,923	108	459
Interest on Loans and Investment Securities	40,978	114	35,949	115	362
Brokerage Commissions and Net Gains on Investment Securities	11,973	151	7,927	183	106
Life Insurance Premiums and Related Investment Income	38,241	106	36,133	105	338
Real Estate Sales	12,162	61	20,059	104	107
Gains on Sales of Real Estate under Operating Leases	3,625	—	83	4	32
Transportation Revenues	—	—	14,152	—	—
Other Operating Revenues	39,343	139	28,351	125	348

Total Expenses :	164,518	87	188,559	119	1,453

Interest Expense	15,881	114	13,940	91	140
Costs of Operating Leases	33,332	117	28,476	95	294
Life Insurance Costs	31,000	97	31,954	111	274
Costs of Real Estate Sales	11,101	59	18,719	108	97
Costs of Transportation Revenues	—	—	11,685	—	—
Other Operating Expenses	23,431	142	16,518	143	207
Selling, General and Administrative Expenses	46,155	95	48,384	121	408
Provision for Doubtful Receivables and Probable Loan Losses	2,145	27	7,892	74	19
Write-downs of Long-Lived Assets	521	6	9,165	218	5
Write-downs of Securities	868	67	1,295	235	8
Foreign Currency Transaction Loss (Gain), Net	84	16	531	—	1

Operating Income	66,085	261	25,280	104	584

Equity in Net Income of Affiliates	8,344	167	5,011	59	74
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	341	17	1,963	—	3

Income before Discontinued Operations and Income Taxes	74,770	232	32,254	99	661

Provision for Income Taxes	30,689	218	14,066	95	271

Income from Continuing Operations	44,081	242	18,188	102	390

Discontinued Operations
Income from Discontinued Operations, Net	3,517		1,649		31
Provision for Income Taxes	(1,433)		(676)		(13)

Discontinued Operations, Net of Applicable Tax Effect	2,084	214	973	—	18

Net Income	46,165	241	19,161	111	408

Condensed Consolidated Balance Sheets

(As of September 30, 2005 and 2004, and March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)

	September 30, 2005	September 30, 2004	March 31, 2005	U.S. dollars September 30, 2005
Assets

Cash and Cash Equivalents	177,565	121,891	145,380	1,569
Restricted Cash	69,645	50,176	53,193	615
Time Deposits	5,814	996	8,678	51
Investment in Direct Financing Leases	1,462,354	1,465,856	1,451,574	12,919
Installment Loans	2,491,927	2,254,387	2,386,597	22,015
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(103,028)	(125,309)	(115,250)	(910)
Investment in Operating Leases	591,056	536,489	619,005	5,222
Investment in Securities	618,688	591,714	589,271	5,466
Other Operating Assets	98,740	72,932	82,651	872
Investment in Affiliates	302,306	174,805	274,486	2,671
Other Receivables	142,895	142,901	160,263	1,262
Inventories	115,058	145,107	113,203	1,017
Prepaid Expenses	50,434	45,684	45,082	446
Office Facilities	95,106	66,347	65,410	840
Other Assets	214,495	180,795	189,410	1,896

Total Assets	6,333,055	5,724,771	6,068,953	55,951

Liabilities and Shareholders’ Equity

Short-Term Debt	955,048	922,427	947,871	8,438
Deposits	354,191	317,235	336,588	3,129
Trade Notes, Accounts Payable and Other Liabilities	307,618	290,130	270,737	2,718
Accrued Expenses	87,782	93,087	95,407	776
Policy Liabilities	519,849	559,815	550,880	4,593
Current and Deferred Income Taxes	204,242	160,960	179,859	1,804
Deposits from Lessees	122,416	88,733	98,415	1,081
Long-Term Debt	2,960,489	2,673,135	2,861,863	26,155

Total Liabilities	5,511,635	5,105,522	5,341,620	48,694

Common Stock	76,520	52,315	73,100	676
Additional Paid-in Capital	94,602	70,268	91,045	836
Retained Earnings:
Legal Reserve	2,220	2,220	2,220	19
Retained Earnings	650,952	521,686	570,494	5,751
Accumulated Other Comprehensive Income (Loss)	4,514	(19,396)	(1,873)	40
Treasury Stock, at Cost	(7,388)	(7,844)	(7,653)	(65)

Total Shareholders’ Equity	821,420	619,249	727,333	7,257

Total Liabilities and Shareholders’ Equity	6,333,055	5,724,771	6,068,953	55,951

	September 30, 2005	September 30, 2004	March 31, 2005	U.S. dollars September 30, 2005
Note : Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	37,219	29,282	40,150	329
Minimum pension liability adjustments	(1,146)	(7,742)	(1,090)	(10)
Foreign currency translation adjustments	(31,904)	(38,527)	(39,610)	(282)
Net unrealized gains (losses) on derivative instruments	345	(2,409)	(1,323)	3

Condensed Consolidated Statements of Shareholders’ Equity

(For the Six Months Ended September 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)

	Six Months ended September 30, 2005	Six Months ended September 30, 2004	Year ended March 31, 2005	U.S. dollars September 30, 2005
Common Stock:
Beginning balance	73,100	52,068	52,068	646
Issuance during the year	3,420	247	21,032	30

Ending balance	76,520	52,315	73,100	676

Additional Paid-in Capital:
Beginning balance	91,045	70,015	70,015	805
Issuance during the year and other, net	3,557	253	21,030	31

Ending balance	94,602	70,268	91,045	836

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	570,494	481,091	481,091	5,040
Cash dividends	(3,496)	(2,093)	(2,093)	(31)
Net income	83,954	42,688	91,496	742

Ending balance	650,952	521,686	570,494	5,751

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(1,873)	(33,141)	(33,141)	(17)
Net change of unrealized gains on investment in securities	(2,931)	4,234	15,102	(26)
Net change of minimum pension liability adjustments	(56)	225	6,877	0
Net change of foreign currency translation adjustments	7,706	7,102	6,019	68
Net change of unrealized gains on derivative instruments	1,668	2,184	3,270	15

Ending balance	4,514	(19,396)	(1,873)	40

Treasury Stock:
Beginning balance	(7,653)	(8,206)	(8,206)	(67)
Increase, net	265	362	553	2

Ending balance	(7,388)	(7,844)	(7,653)	(65)

Total Shareholders’ Equity:
Beginning balance	727,333	564,047	564,047	6,426
Increase, net	94,087	55,202	163,286	831

Ending balance	821,420	619,249	727,333	7,257

Summary of Comprehensive Income :
Net income	83,954	42,688	91,496	742
Other comprehensive income	6,387	13,745	31,268	57

Comprehensive income	90,341	56,433	122,764	799

Condensed Consolidated Statements of Cash Flows

(For the Six Months Ended September 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

	(millions of JPY, millions of US$)

	Six Months ended September 30, 2005	Six Months ended September 30, 2004	Year ended March 31, 2005	U.S. dollars September 30, 2005
Cash Flows from Operating Activities:
Net income	83,954	42,688	91,496	742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,168	65,104	132,158	531
Provision for doubtful receivables and probable loan losses	6,877	16,687	39,650	61
Decrease in policy liabilities	(31,031)	(32,967)	(41,902)	(274)
Gains from securitization transactions	(4,035)	(2,706)	(12,520)	(36)
Equity in net income of affiliates	(15,607)	(9,765)	(20,043)	(138)
Gains on sales of subsidiaries and affiliates and liquidation loss	(1,800)	(2,802)	(3,347)	(16)
Gains on sales of available-for-sale securities	(6,402)	(11,236)	(14,761)	(57)
Gains on sales of real estate under operating leases	(9,445)	(1,281)	(1,554)	(83)
Gains on sales of operating lease assets other than real estate	(4,895)	(2,280)	(4,746)	(43)
Write-downs of long-lived assets	521	9,165	11,713	5
Write-downs of securities	2,668	2,763	4,930	24
Increase in restricted cash	(16,186)	(14,379)	(17,517)	(143)
Increase in trading securities	(7,425)	(9,299)	(21,430)	(66)
Increase in inventories	(14,803)	(20,856)	(21,906)	(131)
Increase in prepaid expenses	(3,940)	(1,461)	(975)	(35)
Increase (decrease) in accrued expenses	(8,512)	(3,880)	8,255	(75)
Increase in deposits from lessees	24,123	10,211	19,567	213
Other, net	57,927	7,281	(20,601)	512

Net cash provided by operating activities	112,157	40,987	126,467	991

Cash Flows from Investing Activities:
Purchases of lease equipment	(509,873)	(436,304)	(942,489)	(4,505)
Principal payments received under direct financing leases	314,488	322,727	633,724	2,779
Net proceeds from securitization of lease receivables, loan receivables and securities	102,287	72,711	191,976	904
Installment loans made to customers	(783,614)	(703,820)	(1,545,297)	(6,923)
Principal collected on installment loans	616,456	627,482	1,287,144	5,446
Proceeds from sales of operating lease assets	89,306	48,362	73,928	789
Investment in and dividends received from affiliates, net	(7,716)	(836)	(48,257)	(68)
Purchases of available-for-sale securities	(91,389)	(94,411)	(219,890)	(807)
Proceeds from sales of available-for-sale securities	72,752	53,843	127,452	643
Maturities of available-for-sale securities	20,202	28,648	82,373	178
Purchases of other securities	(20,321)	(11,184)	(24,283)	(180)
Proceeds from sales of other securities	15,966	2,589	11,456	141
Purchases of other operating assets	(15,774)	(2,851)	(9,216)	(139)
Acquisitions of subsidiaries, net of cash acquired	—	(6,044)	(12,506)	—
Sales of subsidiaries, net of cash disposed	1,500	—	—	13
Other, net	12,943	3,562	(14,119)	114

Net cash used in investing activities	(182,787)	(95,526)	(408,004)	(1,615)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	43,425	(33,465)	(34,227)	384
Proceeds from debt with maturities longer than three months	919,112	793,755	1,934,048	8,120
Repayment of debt with maturities longer than three months	(878,214)	(755,004)	(1,665,050)	(7,759)
Net increase in deposits due to customers	17,603	24,690	44,043	156
Issuance of common stock	3,476	492	2,052	31
Dividends paid	(3,496)	(2,093)	(2,093)	(31)
Net decrease in call money	—	(5,000)	(5,000)	—
Other, net	266	372	570	2

Net cash provided by financing activities	102,172	23,747	274,343	903

Effect of Exchange Rate Changes on Cash and Cash Equivalents	643	448	339	6

Net Increase (Decrease) in Cash and Cash Equivalents	32,185	(30,344)	(6,855)	285
Cash and Cash Equivalents at Beginning of Period	145,380	152,235	152,235	1,284

Cash and Cash Equivalents at End of Period	177,565	121,891	145,380	1,569

Segment Information

(For the Six Months Ended September 30, 2005 and 2004, and the Year Ended March 31, 2005)

(Unaudited)

							(millions of JPY)

	Six months ended September 30, 2005			Six months ended September 30, 2004			Year ended March 31, 2005
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	47,662	23,824	1,602,587	40,774	17,273	1,467,823	87,708	43,848	1,506,311
Automobile Operations	48,911	13,425	489,313	44,076	10,916	441,202	89,404	21,088	451,715
Rental Operations	33,638	5,292	116,982	34,981	5,044	117,741	68,447	9,384	118,427
Real Estate-Related Finance	34,865	20,318	961,049	26,694	10,216	867,605	77,389	13,856	956,047
Real Estate	98,018	20,562	520,730	84,892	12,505	398,388	195,906	23,959	500,755
Life Insurance	68,178	7,753	521,022	66,306	3,992	565,021	136,857	7,223	567,023
Other	49,919	16,259	519,727	67,450	11,800	421,744	143,754	20,970	489,758

Sub-Total	381,191	107,433	4,731,410	365,173	71,746	4,279,524	799,465	140,328	4,590,036

Overseas Operations
The Americas	26,493	14,070	398,936	24,020	4,725	446,231	53,084	15,621	403,399
Asia, Oceania and Europe	43,834	19,747	527,255	34,772	10,933	499,426	73,089	22,133	498,855

Sub-Total	70,327	33,817	926,191	58,792	15,658	945,657	126,173	37,754	902,254

Segment Total	451,518	141,250	5,657,601	423,965	87,404	5,225,181	925,638	178,082	5,492,290

Difference between Segment totals and Consolidated Amounts	(8,591)	(8,141)	675,454	(8,034)	(18,544)	499,590	(11,919)	(24,533)	576,663

Consolidated Amounts	442,927	133,109	6,333,055	415,931	68,860	5,724,771	913,719	153,549	6,068,953

		(millions of US$)

	U.S. dollars September 30, 2005
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	421	210	14,158
Automobile Operations	432	119	4,323
Rental Operations	297	47	1,034
Real Estate-Related Finance	308	180	8,491
Real Estate	866	182	4,600
Life Insurance	602	68	4,603
Other	442	143	4,592

Sub-Total	3,368	949	41,801

Overseas Operations
The Americas	234	124	3,524
Asia, Oceania and Europe	387	175	4,659

Sub-Total	621	299	8,183

Segment Total	3,989	1,248	49,984

Difference between Segment totals and Consolidated Amounts	(76)	(72)	5,967

Consolidated Amounts	3,913	1,176	55,951

*Note 1:	The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.
2:	Effective January 1, 2005, the Company integrated seven group companies, which were involved in automobile leasing and rental operations, into ORIX Auto Corporation, in order to control and manage the overall automobile operations under one company. The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from the previous fiscal year. The “Rental Operations” segment included only the rental operations of precision measuring and other equipment. The Company changed the management of its overseas operations, whereby the “Europe” segment and the “Asia and Oceania” segment were combined and from the previous fiscal year the new segment was shown as the “Asia, Oceania and Europe” segment.
3:	Since the Company evaluates the performance for the segments based on profits before income taxes, tax expenses are not included in the segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Basis of presentation and significant accounting policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have followed accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

Some areas of potential significant differences between U.S. and Japanese accounting policies and practices are as follows: Accounting for direct financing leases, the use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs, accounting for derivative instruments and hedging activities, accounting for goodwill and other intangible assets resulting from business combinations, accounting for pension plans, and reclassification of discontinued operations. Segment information is prepared in accordance with FASB Statement No. 131. The basis of presentation and significant accounting policies are as follows.

1. Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 106 domestic subsidiaries and 76 overseas subsidiaries (total of 182 subsidiaries).

The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (FIN46(R) (“Consolidation of Variable Interest Entities”)).

Major subsidiaries are ORIX Auto Corporation, ORIX USA Corporation and others.

2. Affiliates accounted for by the equity method

Investment in 57 domestic affiliates and 24 overseas affiliates (total of 81 affiliates) are accounted for by using the equity method. Major affiliates are The Fuji Fire and Marine Insurance Company, Limited, DAIKYO INCORPORATED, Korea Life Insurance Co., Ltd., and others.

3. The date of subsidiaries fiscal closing

Certain subsidiaries have an interim closing date that differs from that of the Company. However, these subsidiaries close their books and make necessary adjustments for consolidation purposes as of the Company’s interim closing date. For certain subsidiaries whose fiscal periods end at a date that is within three months from our consolidated interim closing date, we use the most recent fiscal period end of those subsidiaries in our consolidated financial results.

4. Accounting policies

(1) Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Recognition of revenues

Direct financing leases—The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premiums and expenses— Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. Certain costs associated with writing insurance (“deferred policy acquisition costs”) are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes. However, the Company and its subsidiaries recognize losses related to securities for which the market price has been significantly below the acquisition cost and not considered temporary in nature.

(4) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums.

Advances and/or progress payments for sale are carried at cost less any impairment losses and finished goods are stated at the lower of cost or market.

(5) Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recorded. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value.

(6) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated.

(7) Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries adopt FASB Statement No. 87 (“Employer’s Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods.

(8) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(9) Hedge accounting

The Company and its subsidiaries adopt FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), as amended by FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133”) and FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). All derivatives are recorded on the balance sheet at fair value.

(10) Goodwill and other intangible assets resulting from business combinations

Goodwill and other intangible assets that have indefinite useful lives are not amortized. Impairment tests are required on an annual basis and between annual tests whenever events or circumstances indicate a potential impairment might exist.

(11) Income taxes

The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate to be applicable for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing total estimated income tax expense for the full fiscal year by total estimated pre-tax income for the full fiscal year.

5. Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

Revenues from overseas customers

Revenues from overseas customers are as follows.

	Millions of JPY
September 30, 2005	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	22,344	46,103	68,447

Consolidated revenue			442,927

The rate of the overseas revenues to consolidated revenue	5.1%	10.4%	15.5%

	Millions of JPY
September 30, 2004	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	20,772	36,878	57,650

Consolidated revenue			415,931

The rate of the overseas revenues to consolidated revenue	5.0%	8.9%	13.9%

	Millions of JPY
March 31, 2005	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	46,552	77,227	123,779

Consolidated revenue			913,719

The rate of the overseas revenues to consolidated revenue	5.1%	8.4%	13.5%

	Millions of U.S. dollars
September 30, 2005	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	198	407	605

Consolidated revenue			3,913

The rate of the overseas revenues to consolidated revenue	5.1%	10.4%	15.5%

Investment in Securities

Investment in securities at September 30, 2005 and 2004, and March 31, 2005 consists of the following:

	Millions of JPY			Millions of U.S. dollars
	September 30, 2005	September 30, 2004	March 31, 2005	September 30, 2005
Trading securities	58,040	34,917	47,784	513
Available-for-sale securities	399,666	411,894	390,542	3,531
Other securities	160,982	144,903	150,945	1,422

	618,688	591,714	589,271	5,466

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at September 30, 2005 and 2004, and March 31, 2005 are as follows:

	Millions of JPY
September 30, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	4,503	76	(233)	4,346
Japanese prefectural and foreign municipal bond securities	21,259	6	(241)	21,024
Corporate debt securities	239,625	1,466	(1,833)	239,258
Mortgage-backed and other asset-backed securities	69,958	13,228	(2,687)	80,499
Equity securities	20,103	34,786	(350)	54,539

	355,448	49,562	(5,344)	399,666

	Millions of JPY
September 30, 2004	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	13,861	34	(188)	13,707
Japanese prefectural and foreign municipal bond securities	17,397	15	(79)	17,333
Corporate debt securities	218,056	3,908	(2,264)	219,700
Mortgage-backed and other asset-backed securities	106,684	11,261	(2,840)	115,105
Equity securities	15,998	30,411	(360)	46,049

	371,996	45,629	(5,731)	411,894

	Millions of JPY
March 31, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	4,498	78	(215)	4,361
Japanese prefectural and foreign municipal bond securities	16,941	68	(138)	16,871
Corporate debt securities	238,096	2,159	(1,332)	238,923
Mortgage-backed and other asset-backed securities	65,192	13,460	(2,314)	76,338
Equity securities	18,912	35,862	(725)	54,049

	343,639	51,627	(4,724)	390,542

	Millions of U.S. dollars
September 30, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	40	1	(2)	39
Japanese prefectural and foreign municipal bond securities	188	—	(2)	186
Corporate debt securities	2,116	13	(16)	2,113
Mortgage-backed and other asset-backed securities	618	117	(24)	711
Equity securities	178	307	(3)	482

	3,140	438	(47)	3,531

Key Quarterly Financial Data (Unaudited)					(millions of JPY)

	Fiscal 2005				Fiscal 2006
Balance Sheet Data	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)
1) Investment in Direct Financing Leases	1,454,461	1,465,856	1,480,526	1,451,574	1,470,338	1,462,354
Japan	1,183,421	1,187,595	1,212,340	1,183,791	1,186,866	1,164,647
Overseas	271,040	278,261	268,186	267,783	283,472	297,707

2) Installment Loans	2,221,554	2,254,387	2,328,427	2,386,597	2,440,842	2,491,927
Japan	1,997,881	2,019,718	2,100,661	2,153,949	2,211,360	2,258,906
Overseas	223,673	234,669	227,766	232,648	229,482	233,021

3) Investment in Operating Leases	529,078	536,489	576,621	619,005	574,801	591,056
Japan	385,532	380,550	425,178	466,489	425,815	439,063
Overseas	143,546	155,939	151,443	152,516	148,986	151,993

4) Investment in Securities	579,193	591,714	605,511	589,271	593,911	618,688
Japan	423,111	446,026	466,607	467,562	466,859	489,625
Overseas	156,082	145,688	138,904	121,709	127,052	129,063

5) Other Operating Assets	68,004	72,932	81,885	82,651	91,677	98,740
Japan	61,071	64,772	74,538	75,156	84,390	90,551
Overseas	6,933	8,160	7,347	7,495	7,287	8,189

Total Operating Assets	4,852,290	4,921,378	5,072,970	5,129,098	5,171,569	5,262,765

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(128,726)	(125,309)	(120,508)	(115,250)	(110,689)	(103,028)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.5%	3.4%	3.2%	3.0%	2.8%	2.6%

Total Assets	5,651,018	5,724,771	5,873,033	6,068,953	6,185,171	6,333,055

Short-Term Debt, Long-Term Debt and Deposits	3,876,782	3,912,797	4,060,447	4,146,322	4,236,166	4,269,728
Policy Liabilities	577,024	559,815	554,161	550,880	537,746	519,849

Total Liabilities	5,056,239	5,105,522	5,231,701	5,341,620	5,420,568	5,511,635

Shareholders’ Equity	594,779	619,249	641,332	727,333	764,603	821,420

Total Liabilities & Shareholders’ Equity	5,651,018	5,724,771	5,873,033	6,068,953	6,185,171	6,333,055

New Business Volumes	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)

Direct Financing Leases: New receivables added	188,262	210,689	202,826	261,360	196,181	219,254
Japan	150,035	169,583	160,378	220,748	153,585	169,741
Overseas	38,227	41,106	42,448	40,612	42,596	49,513

Direct Financing Leases: New equipment acquisitions	166,937	188,911	180,174	231,650	175,106	193,855
Japan	130,715	148,909	139,736	187,930	134,333	145,029
Overseas	36,222	40,002	40,438	43,720	40,773	48,826

Installment Loans: New loans added	307,530	396,510	394,231	447,246	363,952	419,662
Japan	273,289	352,816	351,053	417,336	329,457	374,084
Overseas	34,241	43,694	43,178	29,910	34,495	45,578

Operating Leases: New equipment acquisitions	40,737	55,077	81,786	70,727	48,932	62,979
Japan	33,195	35,750	70,626	62,193	30,794	44,201
Overseas	7,542	19,327	11,160	8,534	18,138	18,778

Investment in Securities: New securities added	45,486	60,092	60,167	78,855	51,178	60,532
Japan	38,795	56,822	58,932	76,261	49,603	59,867
Overseas	6,691	3,270	1,235	2,594	1,575	665

Other Operating Transactions: New assets added	29,354	26,429	45,563	28,258	30,376	25,189
Japan	29,354	25,017	45,386	27,888	30,376	25,189
Overseas	—	1,412	177	370	—	—

					(millions of JPY)

	Fiscal 2005				Fiscal 2006
Income Statement Data	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)
Revenues
1) Direct Financing Leases	27,399	28,262	27,720	30,133	28,722	32,313
Japan	21,698	22,268	21,915	24,260	22,775	25,802
Overseas	5,701	5,994	5,805	5,873	5,947	6,511

2) Operating Leases	45,195	42,923	44,045	46,814	47,810	51,968
Japan	34,948	32,455	32,664	35,455	35,045	38,548
Overseas	10,247	10,468	11,381	11,359	12,765	13,420

3) Interest on Loans and Investment Securities	29,903	35,949	33,117	37,066	36,220	40,978
Interest on loans	27,203	33,370	30,709	34,616	33,443	38,034
Japan	23,383	29,195	26,591	29,537	28,588	32,302
Overseas	3,820	4,175	4,118	5,079	4,855	5,732
Interest on investment securities	2,700	2,579	2,408	2,450	2,777	2,944
Japan	264	313	268	336	423	544
Overseas	2,436	2,266	2,140	2,114	2,354	2,400

4) Brokerage Commissions and Net Gains on Investment Securities	5,160	7,927	7,502	13,317	8,443	11,973
Brokerage commissions	1,226	1,001	997	1,292	1,255	2,068
Net gains on investment securities	3,934	6,926	6,505	12,025	7,188	9,905

5) Life Insurance Premiums and Related Investment Income	30,208	36,133	30,704	39,959	30,229	38,241
Life insurance premiums	28,007	33,676	26,966	37,157	28,393	32,915
Related investment income	2,201	2,457	3,738	2,802	1,836	5,326

6) Real Estate Sales	21,840	20,059	26,298	54,965	19,214	12,162
Japan	21,840	20,059	26,298	54,965	19,214	12,162
Overseas	—	—	—	—	—	—

7) Gains (Losses) on Sales of Real Estate under Operating Leases	1,198	83	(195)	468	5,820	3,625
Japan	1,198	83	(195)	468	5,820	3,625
Overseas	—	—	—	—	—	—

8) Transportation Revenues	12,775	14,152	12,788	15,624	—	—
Japan	12,775	14,152	12,788	15,624	—	—
Overseas	—	—	—	—	—	—

9) Other Operating Revenues	28,414	28,351	34,599	42,864	35,866	39,343
Japan	25,471	25,958	32,088	40,425	33,435	36,141
Overseas	2,943	2,393	2,511	2,439	2,431	3,202

Total Revenues	202,092	213,839	216,578	281,210	212,324	230,603

Expenses
1) Interest Expense	13,872	13,940	13,440	14,874	14,692	15,881
2) Costs of Operating Leases	32,785	28,476	30,452	31,354	33,483	33,332
3) Life Insurance Costs	27,965	31,954	27,139	35,838	27,239	31,000
4) Costs of Real Estate Sales	20,543	18,719	22,540	52,028	16,664	11,101
5) Costs of Transportation Revenues	11,714	11,685	10,652	12,543	—	—
6) Other Operating Expenses	15,076	16,518	21,828	29,027	21,386	23,431
7) Selling, General and Administrative Expenses	39,033	48,384	43,115	50,990	43,354	46,155
8) Provision for Doubtful Receivables and Probable Loan Losses	8,795	7,892	10,367	12,596	4,732	2,145
9) Write-downs of Long-Lived Assets	—	9,165	—	2,548	—	521
10) Write-downs of Securities	1,468	1,295	1,236	931	1,800	868
11) Foreign Currency Transaction Loss (Gain), Net	(172)	531	470	(46)	(643)	84

Total Expenses	171,079	188,559	181,239	242,683	162,707	164,518

Operating Income	31,013	25,280	35,339	38,527	49,617	66,085
Equity in Net Income of Affiliates	4,754	5,011	8,038	2,240	7,263	8,344
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Loss	839	1,963	745	(200)	1,459	341
Income before Discontinued Operations and Income Taxes	36,606	32,254	44,122	40,567	58,339	74,770
Provision for Income Taxes	16,061	14,066	20,090	18,273	23,928	30,689
Income from Continuing Operations	20,545	18,188	24,032	22,294	34,411	44,081
Discontinued Operations, Net of Applicable Tax Effect	2,982	973	998	1,484	3,378	2,084

Net Income	23,527	19,161	25,030	23,778	37,789	46,165

Key Ratios, Per Share Data and Employees	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)
Return on Equity (ROE)*	16.2%	12.6%	15.9%	13.9%	20.3%	23.3%
Return on Assets (ROA)*	1.67%	1.35%	1.73%	1.59%	2.47%	2.95%
Shareholders’ Equity Ratio	10.5%	10.8%	10.9%	12.0%	12.4%	13.0%
Debt-to-Equity Ratio (times)	6.5	6.3	6.3	5.7	5.5	5.2
Shareholders’ Equity Per Share (yen)	7,104.39	7,389.48	7,642.86	8,322.96	8,731.00	9,333.32
Basic EPS (yen)	281.05	228.73	298.51	280.13	432.08	525.69
Diluted EPS (yen)	258.14	211.02	270.41	255.48	409.74	498.00
Number of Employees	14,917	15,184	15,699	13,734	14,154	14,310

*	annualized

					(millions of JPY)

	Fiscal 2005				Fiscal 2006
Segment Information	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)	Q1 (05/4-6)	Q2 (05/7-9)
Operations in Japan
Corporate Financial Services	19,355	21,419	20,253	26,681	22,456	25,206
Automobile Operations	21,379	22,697	22,679	22,649	24,462	24,449
Rental Operations	19,623	15,358	15,712	17,754	15,765	17,873
Real Estate-Related Finance	11,376	15,318	19,834	30,861	15,493	19,372
Real Estate	44,302	40,590	41,137	69,877	51,495	46,523
Life Insurance	30,260	36,046	30,721	39,830	30,093	38,085
Other	32,786	34,664	35,147	41,157	24,589	25,330

Sub-Total	179,081	186,092	185,483	248,809	184,353	196,838

Overseas Operations
The Americas	11,172	12,848	12,760	16,304	12,773	13,720
Asia, Oceania and Europe	17,058	17,714	19,237	19,080	20,220	23,614

Sub-Total	28,230	30,562	31,997	35,384	32,993	37,334

Total Segment Revenues	207,311	216,654	217,480	284,193	217,346	234,172

Operations in Japan
Corporate Financial Services	7,909	9,364	11,283	15,292	11,379	12,445
Automobile Operations	5,022	5,894	5,331	4,841	6,280	7,145
Rental Operations	2,411	2,633	2,270	2,070	1,634	3,658
Real Estate-Related Finance	2,584	7,632	3,448	192	6,892	13,426
Real Estate	8,837	3,668	6,118	5,336	12,781	7,781
Life Insurance	1,879	2,113	1,773	1,458	1,632	6,121
Other	6,374	5,426	4,486	4,684	8,198	8,061

Sub-Total	35,016	36,730	34,709	33,873	48,796	58,637

Overseas Operations
The Americas	1,210	3,515	7,482	3,414	7,152	6,918
Asia, Oceania and Europe	5,934	4,999	6,584	4,616	7,569	12,178

Sub-Total	7,144	8,514	14,066	8,030	14,721	19,096

Total Segment Profits	42,160	45,244	48,775	41,903	63,517	77,733

Operations in Japan
Corporate Financial Services	1,441,748	1,467,823	1,532,659	1,506,311	1,544,319	1,602,587
Automobile Operations	426,706	441,202	453,153	451,715	461,148	489,313
Rental Operations	116,020	117,741	117,599	118,427	115,660	116,982
Real Estate-Related Finance	853,426	867,605	932,754	956,047	977,407	961,049
Real Estate	391,209	398,388	450,511	500,755	478,389	520,730
Life Insurance	561,819	565,021	572,742	567,023	548,898	521,022
Other	419,110	421,744	416,146	489,758	495,998	519,727

Sub-Total	4,210,038	4,279,524	4,475,564	4,590,036	4,621,819	4,731,410

Overseas Operations
The Americas	451,032	446,231	427,689	403,399	406,247	398,936
Asia, Oceania and Europe	467,721	499,426	487,579	498,855	514,018	527,255

Sub-Total	918,753	945,657	915,268	902,254	920,265	926,191

Total Segment Assets	5,128,791	5,225,181	5,390,832	5,492,290	5,542,084	5,657,601